July 20, 2009

Via EDGAR and Facsimile (202) 772-9208

Mr. Kevin W. Vaughn

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

Washington, D.C.  20549

Re:	FirstCity Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-K/A filed July 31, 2008
Form 10-Q for Fiscal Period Ended September 30, 2008
Form 10-K for Fiscal Period Ended December 31, 2008
File No. 033-19694

Dear Mr. Vaughn:

On behalf of FirstCity Financial Corporation (the “Company” and “FirstCity”), I submit the following responses to your comments received in your letter dated June 24, 2009 concerning the above-referenced filings. The Company’s responses to your comment letter are outlined below in the sequential order in which the comments appear in your comment letter.

2008 Form 10-K

Management’s Discussion and Analysis

1.                          Please refer to our previous comment 4 in our letter dated March 9, 2009. For purposes of providing greater transparency into the composition and management of your portfolio assets, please revise to provide an additional breakdown of your portfolio assets into the main characteristics you evaluate when pooling portfolio assets for the purposes of applying SOP 03-3. In this regard, we note your disclosure on page 56 that the common risk characteristics you evaluate for the purposes of pooling these loans is primarily loan type and collateral.

Response:  The following is a breakdown of the outstanding balances for our Loan Portfolio Assets as of December 31, 2008. The breakdown of the SOP 03-3 loans is based on the common risk characteristics that management uses for pooling purposes.

Outstanding Balance
at December 31, 2008
Loan and Loan Pool Type	(dollars in thousands)

SOP 03-3 loans:
Domestic:
Commercial real estate	$87,701
Business assets	19,689
Other	1,078
Latin America	11,141
Europe	5,499
Non-SOP 03-3 loans:
UBN, SA (1)	63,913
Other	8,481
$197,502

(1)                    These loans were not directly purchased by FirstCity. Rather, these loans were added to FirstCity’s consolidated accounts in September 2008 in connection with FirstCity’s purchase of additional equity in UBN, SA (“UBN”). In September 2008, FirstCity purchased an additional 7.75% ownership interest in UBN. FirstCity’s ownership interest in UBN increased to 53.50% as a result of this additional equity purchase, and as such, FirstCity obtained a controlling financial interest in UBN and was then required to consolidate and report UBN’s accounts (including these loans). The transaction was accounted for as a step acquisition pursuant to SFAS 141 (refer to our response to Comment 6 below).

In response to the Staff’s comment, we respectfully request that FirstCity be allowed to comply with the Staff’s comment by including MD&A disclosure in future filings that includes the tabular disclosure above, or comparable disclosure, to provide greater transparency into the composition of our Loan Portfolio Assets.

2.                          Given the material changes to your loan loss allowance as well as the various types of portfolio assets you hold, please revise your MD&A to provide an allowance roll forward that separately quantifies charge-offs and recoveries for each major loan type.

Response:  The following is an allowance roll forward, based on the various categories of our Loan Portfolio Assets as provided in our response to Comment 1 above, for the year ended December 31, 2008:

	SOP 03-3 Loans					Non-SOP 03-3 Loans
	Domestic
	Commercial	Business		Latin
(dollars in thousands)	Real Estate	Assets	Other	America	Europe	UBN	Other	Total

Balance, 1/1/08	$1,176	272	34	—	—	—	241	$1,723
Provisions	10,742	3,099	547	137	—	11	296	14,832
Recoveries	(743)	(55)	(43)	—	—	—	(28)	(869)
Charge offs	(735)	(505)	—	—	—	(1,708)	(203)	(3,151)
Increase due to UBN step acquisition	—	—	—	—	—	66,576	—	66,576
Translation adjustments	—	—	—	(17)	—	(2,729)	—	(2,746)
Balance, 12/31/08	$10,440	2,811	538	120	—	62,150	306	$76,365

In response to the Staff’s comment, we respectfully request that FirstCity be allowed to comply with the Staff’s comment by including MD&A disclosure in future filings that includes the tabular disclosure above, or comparable disclosure, to provide greater transparency into material changes to our loan loss allowance for our Loan Portfolio Assets.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 70

3.                          Please refer to our previous comment 2 in our letter dated March 9, 2009. We note your statement that it has never been management’s intent to hold purchased Portfolio Assets until maturity and that one of your three resolution methods involves the sale of the loan to a third party. Therefore, please revise to present these loans as held for sale at each period end. Refer to paragraph 8a of SOP 01-6 and paragraph 6 of SFAS 65, as appropriate.

Response:  We purchase Portfolio Assets with the intent to resolve and liquidate the distressed assets by using one of three accelerated collection methods: (1) work with the borrower to find another financing source to re-finance the debt; (2) liquidate the assets that serve as collateral for the underlying loans; or (3) find a buyer to purchase the individual distressed asset. The method used by management to resolve and liquidate the distressed assets is not pre-determined at acquisition. Rather, the resolution method is conditioned on management’s economic strategy to maximize the ultimate cash recoveries in the quickest manner possible — and management is not able to determine the preferred resolution method until post-purchase diligence reviews are performed (e.g., discussions with borrowers). As such, at acquisition, management does not make a formal decision as to which resolution method will be used (i.e., management does not identify specific loans at acquisition that it intends to sell). Subsequent to acquisition, management may formulate definitive plans to sell certain distressed loans because it determined that “finding a buyer” was the preferred resolution method — which in turn triggers “held for sale” treatment for the distressed loans. At December 31, 2008, management determined that the carrying values of loan Portfolio Assets that met the “held for sale” criteria were correctly reported at the lower-of-cost or market under generally accepted accounting principles. However, at December 31, 2008 and 2007, the amount of loan Portfolio Assets “held for sale” was not significant (the carrying value of such loans was less than 1.0% of the outstanding balance of loan Portfolio Assets at December 31, 2008 and 2007).

The Company does, however, originate and purchase SBA loans that management intends to sell (or sell portions thereof) in the future, and management reports and accounts for such loans (or portions of the loans) as “loans held for sale” under generally accepted accounting principles.

In response to the Staff’s comment, we believe that any consideration of applicable “held for sale” presentation requirements to loan Portfolio Assets should not be applied due to the immaterial nature of the item.

4.                          Please refer to our previous comment 2 in our letter dated March 9, 2009. We noted that your three methods of loan workout or resolution entails finding an acceptable refinancing option, liquidation of the assets that serve as collateral for these loans or sale of the loan to a third party. Therefore, it appears your intent at the purchase of the loans is to hold these loans until payoff and, as a result, have classified the balance of these loans as held for investment. However, paragraph 9 of SFAS 102 only permits the cash flows from these assets to be classified as operating if the loans are purchased specifically for resale and carried at the lower of cost or market. To the extent that you can support that these loans are akin to inventory and continue to believe that it is appropriate to classify the cash flows from these loans as operating, please revise your financial statements to account for the loans at the lower of cost or market in a manner similar to inventory.

Response:  FirstCity does not acquire portfolios of distressed assets with the intent to hold the assets until maturity. Rather, we purchase Portfolio Assets with the intent to resolve and liquidate the distressed assets to maximize the ultimate cash recoveries in the quickest manner possible using one of three accelerated collection strategies as described in our response to Comment 3 above. Consistent with the explanations and support as previously submitted to the Staff in our letters dated February 13, 2009 and April 6, 2009, management continues to believe that due to the unusual nature of our business that our current presentation reflects the nature of our operations. However, in response to the Staff’s comments, we have prepared the following analysis which reflects the impact to our cash flow statement by presenting our activities related to Portfolio Assets as an “investing” activity versus an “operating” activity.

	3 months	12 months	12 months	12 months
	ended	ended	ended	ended
(in thousands)	3/31/2009	12/31/2008	12/31/2007	12/31/2006

Cash used in operating activities (as reported)	$(51,553)	(49,189)	(16,649)	(63,298)
Reclass: Purchases of Portfolio Assets	70,324	78,516	77,188	96,493
Reclass: Proceeds applied to principal on Portfolio Assets	(25,555)	(49,041)	(71,599)	(44,142)
Cash used in operating activities (amended)	(6,784)	(19,714)	(11,060)	(10,947)

Cash provided by (used in) investing activities (as reported)	$1,211	(18,435)	39,521	(19,623)
Reclass: Purchases of Portfolio Assets	(70,324)	(78,516)	(77,188)	(96,493)
Reclass: Proceeds applied to principal on Portfolio Assets	25,555	49,041	71,599	44,142
Cash provided by (used in) investing activities (amended)	(43,558)	(47,910)	33,932	(71,974)

To the extent that proceeds received are equal to our income accretion, these proceeds will be treated as an operating cash flow and will not be presented as part of our investing activities. The excess of proceeds received over income accretion will be presented as “Proceeds applied to principal on Portfolio Assets” within the investing section of the cash flow statement. Other income items related to Portfolio Assets (i.e. payoff gains and losses) will remain as a non-cash reconciling item to net earnings to arrive at cash flow from operating activities.

If the Staff agrees with this presentation, as we consider this to be an immaterial correction of an error, we are proposing that we revise our cash flow statements in future periodic filings so that applicable Portfolio Asset transactions (i.e. purchases and principal collections) will be reported as an “investing” activity. Within the MD&A included on page 47 of our 2008 Form 10-K, we have included transparent disclosures regarding our current cash flow presentation for which a knowledgeable reader can easily determine the purchase of Portfolio Assets and receipts of proceeds from Portfolio Assets included in operating cash flows and the impact on the financial statements. We would make revisions to these disclosures in future filings to ensure that the reader is aware of the adjustments made to the cash flow statement and the amounts related to Portfolio Assets which are included in both the operating and investing sections of the cash flow statement.

Our proposed treatment of the revision as a correction of an immaterial error with appropriate disclosure is supported by the following factors: (1) the treatment was not a result of an unlawful transaction nor does it cause non-compliance with any regulatory requirements; (2) the Company’s loan agreements with its lenders do not include covenants related to operating or investing cash flows as reported under generally accepted accounting principles; (3) the Company’s investors and market analysts typically view the Company’s Portfolio Assets as “cash flow streams” arising from our core business operations; (4) investors and market analysts do not appear to monitor our cash flow from operations, and management does not highlight results of operating cash flows in our earnings release; (5) the impact to our operating cash flows would remain in a “net cash used in operating activities” position and does not change operating activity results from a “negative cash flow” to a “positive cash flow” position (refer to analysis prepared above); in fact, the proposed revision improves our operating cash flow results; and (6) the proposed revision to our cash flow presentation does not impact our net earnings or management’s compensation. In summary, based on the collective facts and circumstances surrounding this issue, combined with the aforementioned factors and our proposed treatment, we believe that the quantitative and qualitative aspects of the revision are not material to our consolidated financial statements as a whole. We will provide full disclosure of the revisions to the cash flow statements in accordance with SAB 108 for correction of immaterial errors within prior period financial statements.

5.                          Please refer to our prior comment 1 in our letter dated March 9, 2009. We note your response, and continue to believe that your current presentation does not comply with Commission rules and regulations. However, depending on the support that you provide in response to our other comments, we will reevaluate whether Article 5 or Article 9 is more appropriate. Therefore, we may have further comment on your financial statement presentation after evaluating your response to the above comments.

Response:  We will await your comment, if any, based on your evaluation of our responses to the above comments.

4.  Portfolio Assets, page 103

6.         We note that you recorded a significant increase to your allowance for loan losses related to your acquisition of UBN SA. Please tell us the following information:

a.         Please clarify the nature of UBN SA’s business activities. Please clarify if their business activities are similar to FirstCity’s in that they acquire impaired loans at a discount. If so, please tell us how significant this activity is to their overall operations.

Response:  At the time of FirstCity’s step acquisition in September 2008, the primary nature of UBN’s business activities involved the management of a loan portfolio and holding an equity-method investment in a loan servicing company. UBN’s loan portfolio is comprised of loans that were previously originated as a former French bank. UBN, as a former French bank, commenced the process of liquidation in 1995, and FirstCity and other investors obtained control of the loans after they acquired the stock of UBN in 1997. This transaction occurred prior to the applicability of SOP 03-3, and as such, the investors carried-over UBN’s historical basis in the unpaid loan principal amounts and the related loan loss reserves at that time as part of purchase accounting based on guidance in SAB 61. Under guidance provided by SAB 61, FirstCity concluded that the allowance for loan losses recognized by UBN was reasonable and FirstCity would expect to make the ultimate recovery on the loans in a manner consistent with the original estimation of loan recoveries used in determining the allowance for loan loss. SAB 61 provides clear guidance that an ultimate change in the allowance for loan loss should not be made through purchase accounting, except in limited circumstances where the method of ultimate recovery has changed, and any changes to be made to the loan allowance should be recognized on the books of the entity which originally held the loans. Since being acquired by FirstCity and other investors in 1997, UBN amended its business status as a French bank, and it has not originated or purchased any loans through December 31, 2008.

b.         Considering the differences between French GAAP and US GAAP in accounting for loans within the scope of SOP 03-3 and for the allowance for loan losses, please tell us how you determined that the entire loan loss allowance recorded by UBN SA related to loans that did not fall within the scope of SOP 03-3 when acquired and was appropriate to be carried over.

Response:  Pursuant to step acquisition accounting rules under SFAS 141 as applicable in September 2008, we determined that FirstCity should recognize UBN’s loan portfolio at fair value to the extent of the incremental ownership interest acquired (7.75%), and the remaining 92.25% of the loan portfolio should be recognized based on UBN’s historical financial statement carrying amount. At the time of the step acquisition, the net carrying value of UBN’s loan portfolio approximated $2.5 million ($69.1 million of unpaid principal balances and $66.6 million of loan loss reserves), which approximates 0.7% of our total consolidated assets at December 31, 2008. However, based on management’s assessment on 7.75% of the net loan portfolio balance (approximate net carrying value of $200,000), we determined that any fair value adjustment related to FirstCity’s incremental ownership interest acquired would not significantly impact the purchase accounting related to the loan portfolio. As such, FirstCity continues to carry the unpaid loan principal balances and the related loan loss reserves as reported by UBN at the time of the step acquisition.

c.         Given that UBN SA experienced “reversals of provisions” for the past two years which equate to a negative provision under US GAAP, please tell us how you determined that UBN SA’s allowance for loan losses was not materially overstated for the purposes of consolidation under US GAAP. Please quantify the amount of UBN SA’s allowance for loan losses and provision for loan losses under US GAAP at December 31, 2008 and 2007 and at acquisition.

Response:  UBN’s allowance for loan losses is based on the net expected recoveries for each loan compared to the outstanding balance. As mentioned above, the loans were previously originated by UBN as a former French bank, and a majority of the remaining loan portfolio is involved in legal collection proceedings. Most of the loans in this portfolio have matured but are in litigation due to events of non-payment or default, and therefore, as the final receipt of cash flows is dependent upon the decision of the court, there is a high degree of uncertainty in both the amount and the timing of when final payment will be received. The loan portfolio is being accounted for under the guidance of SFAS 114. As new information becomes available and as loans are settled, the final disposition can generate results that are better than management’s previous estimates (which is consistent with statements provided in paragraph 11 of SFAS 114). Therefore, a high degree of judgment is required in estimating the expected cash flows. Management tracks the progress of litigation related to this loan portfolio in making any updates to the cash flow estimates.

Since FirstCity’s initial investment in UBN in 1997, we have continuously reviewed UBN’s accounting policies and processes over their loan portfolio (including estimating projected cash flows) in light of US GAAP. Based on the collective results of our reviews, we believe that UBN management has consistently and conservatively applied these policies, considering the nature of the assets and the judgment involved, in a manner that is materially consistent with US GAAP (including the guidance provided in paragraph 16 of SFAS 114). Therefore, we believe the reported amounts of the allowance for loan losses were materially correct for purposes of consolidation under US GAAP at the time of the step acquisition.

The allowance for loan losses reported by UBN at December 31, 2008 and 2007 and on the date of the step acquisition (September 2008) was $62.1 million, $69.5 million and $66.6 million, respectively. The net credit provisions for loan losses recorded by UBN for the periods ended December 31, 2008 and 2007 and through the date of the step acquisition totaled ($1.0 million), ($2.2 million) and ($1.0 million), respectively.

d.         Please provide a detail of the loan portfolio purchased from UBN SA by loan type. Additionally, please provide quantification of loans by major loan category that fall within the scope of SOP 03-3 and loans that do not fall within the scope of SOP 03-3.

Response:  As described in our responses to Comments 6.a. and 6.b. above, FirstCity did not directly purchase the loan portfolio from UBN. Rather, these loans were added to FirstCity’s consolidated accounts in September 2008 in connection with its purchase of additional equity in UBN. In September 2008, FirstCity purchased an additional 7.75% ownership interest in UBN. FirstCity’s ownership interest in UBN increased to 53.50% as a result of this additional equity purchase, and as such, FirstCity obtained a controlling financial interest in UBN and was required to consolidate and report UBN’s accounts (including these loans). The transaction was accounted for as a step acquisition pursuant to SFAS 141 (refer to our response to Comment 6.b. above).

As described in our response to Comment 6.b. above, we did not account for any loans included in UBN’s loan portfolio under the scope of SOP 03-3. The following is a breakdown of UBN’s loan portfolio, on the date of the step acquisition, based on records maintained and used by UBN management for financial reporting purposes:

Balance at
September 2008
Loan Type	(dollars in thousands)

Non-performing accounts	$67,317
Business assets	713
Other	1,095
Total loans	69,125
Allowance for loan losses	66,576
Total loans, net	$2,549

e.         We note that the acquisition of UBN SA did not meet the threshold for reporting under Rule 3-05 or Article 11 of Regulation S-X, however, the consolidation of the company has had a material impact on your allowance for loan losses. In this regard, please tell us why a company with assets of relative insignificance has a loan loss allowance that far exceeds your own.

Response:  As described in our responses to Comments 6.c. and 6.d. above, a substantial majority of UBN’s loan portfolio is comprised of matured, non-performing loans that are involved in legal collection proceedings. Please refer to our collective responses to Comments 6.a. to 6.d. above for additional information regarding the loan loss allowance that we recorded in connection with the UBN step acquisition transaction.

f.          In light of the significance of the allowance carried over, please consider the comments above when preparing disclosures regarding UBN SA in future filings.

Response:  In response to the Staff’s comment, we will consider the comments above when preparing disclosures in future submissions, beginning with the Form 10-Q for the quarterly period ended June 30, 2009.

6.  Equity Investments, page 109

7.         We note that certain of the December 31, 2007 balances presented in this footnote have changed from your 2007 Form 10-K. Please tell us what the differences are attributable to and whether these changes represent a change in accounting principle, a change in accounting estimate or the correction of an error. If so, please revise to provide applicable disclosures by SFAS 154.

Response:  In connection with the preparation of our 2008 Form 10-K, we identified an error in the spreadsheet that was used to report the total underlying assets and net earnings of our Acquisition Partnerships as of and for the year ended December 31, 2007. We determined the disclosure in the 2007 Form 10-K understated total Acquisition Partnership assets by $17.1 million (3.7% of the corrected total of $457.5 million) and total net earnings by $1.6 million (5.0% of the corrected total of $32.1 million). The differences were not significant in comparison to the total amounts reported in the footnote, and the differences did not impact the amounts reported on FirstCity’s consolidated financial statements, as the error was isolated to a footnote disclosure of the summary financial statements of our Acquisition Partnerships pursuant to APB 18. As such, management determined that disclosure pursuant to SFAS 154 was not considered necessary, as none of the items listed in paragraph 26 of SFAS 154 were impacted.

19.  Selected Quarterly Financial Data

8.         Please revise Management’s Discussion and Analysis to discuss the reason for the substantial decline in equity earnings from investments during the fourth quarter of 2008 and whether you expect this trend to continue in future periods.

Response:  The substantial decline in equity earnings from investments during the fourth quarter of 2008 is attributable primarily to (1) declining loan portfolio collections; (2) rising foreign currency exchange losses; and (3) rising net impairment provisions. The negative impact to earnings for fiscal year 2008 as a result of these factors was substantially incurred in the fourth quarter of 2008 alone; and a detailed discussion on the impact of these factors to our equity earnings from investments for fiscal year 2008 compared to fiscal year 2007 is currently provided in our MD&A on pages 38-39. In addition, a general discussion of these items and the impact to our overall operations is provided in our discussion of Risk Factors included in Item 1.A. on pages 17-18. At the time our 2008 Form 10-K was submitted, it remained unclear what impact the illiquid markets and global economic slowdown would ultimately have on the operations of FirstCity and our Acquisition Partnerships in regard to collections, foreign currency transactions and impairment provisions in future periods. As such, management cannot provide assurance that, in any particular period, operations will not be negatively impacted as a result of these factors.

In response to the Staff’s comment, we respectfully request that FirstCity be allowed to comply with the Staff’s comment by including MD&A disclosure in future Form 10-K submissions to provide discussions for substantial fluctuations during the fourth quarter, and to provide comment and disclosure regarding the impact of those trends on future periods.

* * * * *

The Company acknowledges that

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments and changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me.

Very truly yours,

/s/ J. Bryan Baker
J. Bryan Baker
Senior Vice President and Chief Financial Officer
FirstCity Financial Corp.
(254) 761-2810